EXHIBIT (a)(5)(P)

The following are portions of the investor presentation and question and answer session from ArvinMeritor’s Analyst Day Conference, held on September 30, 2003, relating to ArvinMeritor’s offer to purchase all outstanding shares of the common stock of Dana Corporation.

TRANSCRIPT OF THE SEPTEMBER 30 PRESENTATION RELATING TO THE OFFER

Larry Yost — ArvinMeritor — Chairman & CEO

It was one week ago today that we all learned about the passing of Joe Magliochetti, and I think for me it was this time of the day, as a matter-of-fact, and I still haven’t gotten over the shock of all of this. I knew Joe as a business associate and a friend, and I’m reminded often of having dinners with he and his wife and talking about the family issues and so on. And it makes it very, very difficult to even bring up such a subject when it’s only been a week. And some of you may consider that it is totally inappropriate to talk about the Dana thing under such circumstances, but on the other hand, we were sure that there would be a number of you that would want us to talk about it. So we are going to, and I’m going to give you an update. The bottom line is that things are not really changed, and I’ll just lay out for you a lot of what we’ve said in the past and reemphasize, but kind of lay the groundwork for our Q&A period.

This is the boilerplate, hopefully no one wants me to read it. If you’re unfamiliar with it, I would ask that you please do so. The proposed transaction, Dana’s sales last year were a little over $9 billion. We made an offer for $15 in cash that was a very significant premium over their stock price for a number of comparative periods prior to our going public. The value of the transaction would be a little over $4 billion, 2.2 billion of equity at the $15 price plus their debt. You know it would create a very significant player in the auto industry. We would be the top five with about $17 billion in sales.

In the presentations that preceded this discussion, the industry dynamic should be quite clear to you, but I would like to reemphasize them if I may. First, our customers are globalizing, the supplier industry is globalizing. That has led to excess capacity, and the excess capacity has caused our customers not to be very profitable or in a loss position. They’re doing a lot of things to reduce their costs, but at the top of the list is to look at their cost drivers, of which we suppliers make up a very large percentage of their total costs. And they’ve become very, very effective at defining ways of putting pressure on all of the suppliers to reduce their costs. And you see some of the results of their efforts in the financial performance of many of the Tier 1 auto suppliers. As we’ve talked in the presentations before, while the OEs are not growing very rapidly at GDP rates plus a little bit, there is a tremendous opportunity for us as a company and as an industry, the supplier industry, to grow our top-line through modules and systems.

And you saw in our presentations on the light vehicle OE, Terry talked about the undercarriage and how well we’re doing there on one contract, another one or two that is quite close. We’re very confident that this is an area of real estate that has not been staked out by anyone today and we’ll be able to grow our business. The OEs are developing global platforms, there have been many articles written about their success there, and once they do this they expect to have a supplier that can follow them around the globe, and we’ve been quite successful at doing that. But as these trends then continue, we suppliers are obligated to take on more responsibility for our research and development.

And the entire industry, both our customers and the supply industry, is getting very, very poor return on invested capital numbers. And we believe that it’s something that has to be addressed short-term and long-term. And our conclusion is that the supply industry needs to consolidate. And we’re stepping up to the plate and have identified a very, very significant opportunity, and we know over a period of time that the rest of the supply industry is going to have to do that. So we are picking our targets well. We’re being very prudent, and that’s one of the principal reasons that we are going after Dana.

The products that ArvinMeritor has and Dana has would allow us to be a more complete service provider in our LV businesses, both the OE and the aftermarket, and that should be quite clear to you. And when we would finish the integration of the two companies, the new ArvinMeritor Dana Company would have the world’s most complete undercarriage capability

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from the small Mercedes smart cars all the way up to Class A trucks. And we believe that the technology synergies that would come out of this would be very, very significant and allow us to continue the growth and the improvement in ROIC that we have talked about in the ArvinMeritor presentations.

This picture tries to depict the areas of a light vehicle that we participate in today, the undercarriage, the apertures and the air and emissions, and Terry talked about the tremendous growth opportunities that we have today. ArvinMeritor, we believe, is an exciting business, been through three troubled years, but we do see the light at the end of the tunnel and we’re expecting good times in the years coming up. So it’s a good business, but when you then take the Dana products and look at the billable material that we would have for the undercarriage, it would be very, very significant. As the OEs continue to outsource undercarriage modules and complete systems, the revenue numbers are very, very significant.

And there are quite a few contracts that have been left over the last five years or so for undercarriage modules and different platforms around the globe, but there are no clear leaders, unlike perhaps the interior where Lear, JCI, Magna and a few others have consolidated that industry over the last five or ten years and they’ve become very large and they’re very significant and they’ve taken a lot of costs out of the system. On the undercarriage, that has yet to begin, and we see that as a tremendous opportunity, not only because there is no clear leader and we are determined to be one, but because of our business strategy, which is to have the technology of the components, understand the technology of the components and be able to integrate these further into modules and systems. And hopefully Terry and Tom have demonstrated in today’s real world examples of how we are doing that and being very, very successful and how we have such a bright future as a result.

When we bring these two companies together on the undercarriage, it would be a very significant revenue opportunity as we go forward. But we’ve not made a big deal about the justification for the merger, the acquisition, based on revenues that are going to come three to five years in the future. We don’t need to do that. It is a very smart business case without doing that, but I want you to understand the longer-term, they are very, very significant. We could develop modules and systems for the undercarriage and have very, very significant content in those as we would go forward.

Now we’ve studied Dana for quite some time, and we have tried to understand their business and manufacturing strategy. I’ve shared with you on a number of occasions what ours is. We believe that we do not have to manufacture everything. We believe even today that ArvinMeritor has more outsourcing opportunities. We are continuing to do so. Five years ago our company spent on CapEx about 4 percent of sales, and you saw our numbers for 2002, and I told you 2003 would be down to about 2.4 percent of sales. That difference is a very significant difference in cash that we do or do not have to invest in the business.

As we look at Dana, we can only conclude that they do not have the same business strategy and manufacturing strategy as we. The products that they produce and provide to the industry are very similar. We understand their business well enough to believe and to have concluded that we can have the same business and manufacturing strategy for the new company, ArvinMeritor and Dana together, as we have for ArvinMeritor today. And if that were the case, then we should be able to achieve some financial metrics, which are laid out for you here, where we compared ours, ArvinMeritor’s, to Dana’s for 2002. Operating margins are one thing, but there are others. Sales per employee. We use significantly fewer employees and that addresses not only direct cost but our fixed cost. Total assets as a percentage of sales. Almost 50 percent higher than we, would speak, I think, directly to this question of critical integration and what the manufacturing strategy is. SG&A as a percentage of sales. Very, very significant difference between the two of us. And we’re confident that we could take the cost of the new company and bring it down to the kind of number that we have on the SG&A as well as all of the other metrics. And the return on invested capital. I shared with you in my presentation at the start what ours was, where we are going. This is for our two companies last year, but of course in these numbers — these are GAAP numbers so they would include any restructuring.

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Over the last five years ArvinMeritor has spent about $150 million on restructuring. That’s a lot of money. And each time we do a restructuring, we lay out for you the timing of it, what the restructuring cost is going to be and where the savings are going to be. And then as we go forward with all of our planning, we bake those into the numbers and we expect the businesses to deliver those cost savings and we report back to you. Over the same time period Dana has spent $1.2 billion, and there are those that are questioning where all that money went, but the point is we will get the return on invested capital for the new company well above the weighted average cost of capital, and we know how to get the job done.

There are some of you that have taken pencil and paper and calculated the cash that would come out of the new business if we were to make these kinds of improvements, which we’re very confident that we’ll be able to do, and they’re very, very significant numbers. What we have said to date is that we are very confident that we can take $200 million of cost savings out of the business, and the previous chart just reinforces our conclusion that the 200 million is a very conservative number. Furthermore these savings will not come by closing a lot of plants and merging and integrating production facilities and so on because our product lines are, for the most part, complementary. And we don’t have to have a lot of risk associated with production interruptions and that type of thing. These are going to come from facilities optimization, procurement savings, redundant corporate services and other general and admin overlap. And I touched on the potential that we have for working capital and fixed asset reductions.

So the synergies of 200 million we are very, very confident of, and when we have an opportunity to sit down and discuss with the Dana Board what the opportunities are of bringing the two companies together, it is likely that we will reaffirm that the 200 million is a very, very conservative number. But very significant, nonetheless, but it is a good place to start. Now you know we’ve got a good track record with the ArvinMeritor merger, I talked about that before so I don’t think I need to get into that anymore. We’re very confident we can deliver on those numbers.

One of the other concerns in any type of a transaction of course is the antitrust issues. I would remind you that ArvinMeritor has been in business for nearly 100 years. You would expect in that period of time we would know the laws of the land in the various regions of the world that we operate in. We do. We know, or at least we have a pretty good feel for the market shares, and prior to announcing our intention, we were well aware of some of the issues that may exist with the antitrust. We have been working with the FTC for a considerable period of time. There are ongoing discussions with them. We firmly believe that whatever the issues are they will be resolved, and furthermore they will not diminish the value of the transaction. So this is ongoing, we are working on it, but we will get the job done.

Financing has been another issue that has been raised but here too, we’re very, very confident that we’ll be able to do the financing. We’ve been around for a while. We’ve been involved in financing deals for many, many years. We know the processes to go through, but on the other hand, we are in the auto industry and we’re being very prudent. We don’t want to rush out and spend a lot of our shareowners’ money on agreements and other types of instruments that will cost us a lot of money when we know that getting to the FTC and some of these other things that we have to do takes quite some time. To the contrary, we’re using all of that time to work with our relationship banks and structure the most appropriate financing arrangement for the business and for the market at that time, and we’re being very, very prudent. But as we have done this, Carl and the team are very, very confident that when the financing is required that we will have it available, and we’ve said in the past that it will consist of a revolver, term bank debt, the accounts receivable securitization and some high yield bonds. So we’ve got a lot of work to do, we’re on schedule and we are extremely confident.

So when we do get the job done, and we are determined to get the job done, we will create a significant global player. There’s no question about that. ArvinMeritor has a bright future as I’ve said too many times today, we’ve been through three tough years, but we’re well-positioned now for this upturn which we’re confident will come. But as a result of the new company, we will be able to thrive, and we’ll be

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able to accelerate our growth and our profitability and improve our return on invested capital. This undercarriage opportunity is a very significant one for the industry, and we’ve already staked out a position. We validated our strategy that it is one that the OEs are interested in participating, and we’ve got the technology to be a leader, and when we bring the two companies together it just enhances the billable material and the technology that we need to do this job and take advantage of it.

It will create a more cost-efficient company as a result of taking the overhead costs out, which I’ve laid out for you on the previous chart, tremendous opportunities as a result of consolidating two rather medium-sized companies into one larger company. And we know how to get that job done, and we will. Provides very significant shareowner value. For the Dana shareholders, a significant premium over what their stock was at the time we made the offer, and for the ArvinMeritor shareowners, very, very significant accretion. Yes, there will be some debt and the management team is very, very concerned about it. And we will work very hard and the modeling would indicate that we will be producing investment-grade metrics within about a three-year period of the time we close.

And we’ve gone to great lengths to have developed a core competency and a business process to allow us to integrate companies. We think we’ve done it of the scale required with the Arvin Industries and the Meritor Automotive. We set targets, we shared those targets with you, and we exceeded our commitment on costs, and now as we shared with you today, the revenue synergies are coming along well and we’re really excited as a result of what we did on merging Arvin Industries and Meritor Automotive in July of 2000.

So we will deliver on the numbers, we will come through with the Dana and ArvinMeritor similarly as we are laying out for you. So it’s a very strategically advantaged combination from a revenue point of view and the cost synergy point of view.

QUESTION AND ANSWER

Gary Lapidus — Goldman Sachs — Analyst

The acquisition, or whatever you want to call it, in effect it’s putting more capital into an industry which I think you had a few slides where the premise is there’s too much capital capacity already. I know that was the OEs, but arguably you could say the same thing about suppliers. So could you just talk a little bit about why you think putting more capital into the supplier industry will improve returns in the supplier industry? It historically has not, not for you necessarily, but more generally, returns to the supplier industry really collapsed through the ‘90s in part because of people putting capital in for acquisitions. But maybe just talk about what you think is going to happen on the revenue side and the cost side as you consolidate that you think will really make that difference. And then I guess maybe in a related question, given that it’s such an exciting story there in commercial vehicle, strategically would you ever have considered maybe going the other direction? In part of the acquisition you even say that maybe we’d have to sort of unload some of Dana’s commercial vehicles, so we in effect create a company that’s even more automotive and less commercial vehicle. And I’ll just cut it off there.

Larry Yost — ArvinMeritor — Chairman & CEO

First of all, I agree with you that through the ‘90s the supplier industry made a lot of acquisitions, too many acquisitions. First of all, where the price was way too high. We have tried, I think we’ve demonstrated, that we’ve been very prudent buyers, and to that end I even commented on the interest expense, that we’re not going to get too crazy, we’re trying to do the right thing. We think — when we do the Dana deal it will be at a good value, and one where, as a result of the two companies I’ve already talked about, the difference in the business strategy and the manufacturing strategy, we’re very confident that we can take a lot of costs out of bringing the two companies together and pay down that debt.

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So we’re very confident we’re going to be able to get the returns that we and all of our investors will be very, very pleased with. But we know the history of the industry very well, and some of the companies that have not done this. And we also know that 60 percent of mergers are not successful, 60 or 70, but we think we’re one of the 30 percent and 40 percent and confident we’ll be able to do the job. Consolidation is necessary in this industry, but at the right price and you’ve got to get the costs out of the system. We know how to do it.

Richard Hilgert — Fahnestock & Co. — Analyst

Have you thought about using stock as a form of consideration, maybe 50-50 stock-cash versus just doing the entire transaction in debt?

Larry Yost — ArvinMeritor — Chairman & CEO

Well, of course we have considered it, and we said in our initial statement that we had some flexibility there. We think for all the reasons I mentioned that all cash is a very, very smart deal for the Dana shareowners as well as the ArvinMeritor. But if we just get a chance to sit down and have a discussion with the Dana Board, we can talk about a lot of things, perhaps this as well.

Unidentified Speaker

Two questions. One is how do the events of last week really change your view of the cultural fit? I have to believe that if Dana thought that this is something Joe doesn’t want to do that that heightens their feelings there. That’s issue number one or question number one. Question number two is, if I calculated your purchase multiple off of a trailing EBITDA basis, I’m coming up with a valuation somewhere about 6.25 times on a purchase multiple. And to me the question really becomes how much more room do you really have until you start balking at multiples in terms of the percentage of EBITDA?

Larry Yost — ArvinMeritor — Chairman & CEO

Well, first of all, I don’t think the recent events are going to change much. But only time will tell as to what their responses with respect to management and our offer. So it’d be just speculation on my part. We are just as determined now as we were back in June. And with respect to the multiples, there too, what we have said is that if we can just sit down and talk with them we’ll see what other value is there. There’s an infinite number of ways that a deal could come together and it could affect all of these things, and there are too many variables to speculate and I don’t think it would be productive. We are committed to getting the job done. It’s a smart deal for us.

Mike Bruynesteyn — Prudential — Analyst

Hi, it’s Mike Bruynesteyn from Prudential. Is there any way in your mind that Dana can credibly back down from its statement that a combination with Arvin has no industrial logic even if the price of the offer went up?

Larry Yost — ArvinMeritor — Chairman & CEO

I don’t think I could speak for Dana under any circumstances. You’d really have to ask them. We’ve laid out the case as we see it, and hopefully you conclude that we’re very convinced that this is a strategic compelling opportunity for us, both on the revenue side as well as from the cost side, and it’s a very smart deal for their shareowners and our shareowners. So that’s our position, and we really believe in it.

Unidentified Speaker

Would you expect the Dana Board to take any incremental actions that impede the potential for the deal to come about, or would you expect them just to sort of continue on in the course that they’ve followed assuming that you stay resolute in your effort?

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Larry Yost — ArvinMeritor — Chairman & CEO

     Again, it’s hard for me to speculate what the Board will do, particularly given the situation that they have in their leadership of the company, we just don’t know. The only thing we know for certain is that we’re just as committed to the transaction today as we were back in June and just as convinced that it’s the right thing to do for our customers and their investors and our investors and all of our employees. So we’re going to make it happen. Okay?

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